SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 6, 2004]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

             Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  |_|            No  |X|

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES

Date April 6, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

THE ANNUAL GENERAL MEETING OF METSO CORPORATION: DIVIDEND OF EUR 0.20 PER SHARE

(Helsinki, Finland, April 6, 2004) – Metso Corporation’s (NYSE: MX; HEX: MEO) Annual General Meeting approved the accounts for 2003 as presented by the Board of Directors and voted to discharge the members of the Board of Directors and the President and CEO of Metso Corporation from liability for the 2003 financial year. In addition, the Annual General Meeting approved the proposals of the Board of Directors. These applied to authorizations to resolve to repurchase and to dispose the Corporation’s own shares, to increase the share capital by issuing new shares, convertible bonds and/or stock options. The Annual General Meeting decided, as proposed by the Board, to distribute a dividend of EUR 0.20 per share.

The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following General Meeting in respect of the composition of the Board of Directors along with the director remuneration. Nomination Committee consists of the representatives of the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.

Matti Kavetvuo was re-elected the Chairman of the Board at the Annual General Meeting and Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation was elected the Vice Chairman of the Board. Risto Hautamäki, President and Chief Executive Officer of Tamfelt Corporation and Satu Huber, State Treasury, Director of Finance and Head of Finance Division, were elected new Board members. Board members re-elected were Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, D. Sc. (Tech.) Juhani Kuusi, and Pentti Mäkinen, Chief Shop Steward. The auditing company, Authorized Public Accountant PricewaterhouseCoopers was re-elected to act as an Auditor of the Corporation.

The Board of Directors was authorized to resolve to repurchase and to dispose of the Corporation’s own shares and increase the share capital within one year of the shareholders’ meeting. The authorization entitles the Board to repurchase the Corporation’s own shares for use as consideration in acquisitions or in financing investments, as incentives for key persons, or to be disposed of in other ways or to be cancelled.

The Annual General Meeting decided that a dividend of EUR 0.20 per share be paid for the financial year which ended on December 31, 2003. The dividend will be paid to shareholders who have been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 13, 2004. The dividend will be paid on April 20, 2004.

For additional information, please contact:

Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 843 240
Eeva Mäkelä, Manager, Investor Relations, Metso Corporation, tel. +358 204 843 253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.